BioHarvest Sciences to Host First Quarter 2025 Earnings Call on May 15 at 4:30 p.m. Eastern Time

Rehovot, Israel – BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV0) (“BioHarvest” or the “Company”), a company pioneering its patented Botanical Synthesis technology platform, today announced that it will release financial results for the first quarter ended March 31, 2025 after market close on Thursday, May 15, 2025.

Management will host an investor conference call and webcast at 4:30 p.m. Eastern time on Thursday, May 15, 2025 to discuss the Company’s first quarter 2025 financial results, provide a corporate update, and conclude with a question-and-answer session from telephone participants. To participate, please use the following information:

First Quarter 2025 Earnings Conference Call

Date: Thursday, May 15, 2025

Time: 4:30 p.m. Eastern time

U.S./Canada Dial-in: 1-877-300-8521

International Dial-in: 1-412-317-6026

Conference ID: 2552254

Webcast: BHST Q1 2025 Earnings Conference Call

https://viavid.webcasts.com/starthere.jsp?ei=1715211&tp_key=55dcfdb515

Please dial in at least 10 minutes before the start of the call to ensure timely participation.

A telephone playback of the call will be available through Thursday, May 29, 2025. To listen, call 1-844-512-2921 within the United States and Canada or 1-412-317-6671 when calling internationally, using replay pin number 10198733. A webcast replay will also be available at the webcast link above.

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based compounds, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and production organization (CDMO) on behalf of customers seeking novel plant-based compounds, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management's current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHST does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures.

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations

+1 (604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

+1 (949) 259-4987

BHST@mzgroup.us